

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2015

Edward L. Loehr, Jr.
Chief Financial Officer
HCSB Financial Corporation
3640 Ralph Ellis Blvd.
Loris, South Carolina 29569

> **Re: HCSB Financial Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2014**
> **Filed March 30, 2015**
> **File No. 000-26995**

Dear Mr. Loehr:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Financial Statements

Note 5 – Loan Portfolio, page 76

1. In your disclosures beginning on page 83, we note the amount of troubled debt restructurings (TDRs) recorded over the periods presented. Given your ongoing loan modification activity please revise future filings, either here or in Management's Discussion and Analysis as appropriate, to include a roll forward of your TDRs for each period presented. This roll forward should present gross movements in the TDR balance during the period which includes additions to TDRs, removals from TDRs due to loan charge-offs, payoffs, etc. and other items as applicable.

Note 14 – Commitments and Contingencies, page 88

2.  We note your disclosure on the bottom of page 32 of the December 31, 2014 Form 10-K and on page 61 of the March 31, 2015 Form 10-Q stating that any expenses related to your current legal matters "could have a material adverse effect" on your financial condition.  However, on page 88 of the December 31, 2014 Form 10-K, you state these matters "will not have a material adverse effect on the financial condition or operation of the Company."  Please tell us which statement is most accurate and revise future filings to provide consistent disclosure throughout your document.

3.  We note your disclosures pertaining to your various legal matters, including those surrounding the sale of your subordinated debentures and the sale of your stock.  With respect to your legal contingencies and any other significant contingencies, please tell us and revise future filings to clearly disclose the following information for your loss contingencies in aggregate or individually:

    • the amount or range of reasonably possible losses in addition to amounts accrued,
    • that reasonably possible losses cannot be estimated, or
    • that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

    Refer to ASC 450-20-50 for guidance.

Note 23. Fair Value, page 95

4.  On pages 100-101, we note disclosure pertaining to the quantitative information of your level 3 financial instruments measured at fair value on a non-recurring basis.  In particular, we note the wide range of adjustments made to your unobservable inputs used to determine fair value on your various categories of impaired loans.  We also note your disclosure stating there are situations where management makes adjustments that can be significant to the fair value measurements due to absorption rates and changing market conditions. Please tell us and revise your future filings to explain in detail the reason(s) for the significant range of adjustments to your impaired loans during the periods presented.  Please refer to ASC 820-10-55-105.  Also, you may provide us with examples if you believe this will help us understand the reason(s) for the significant range of adjustments.

5.  On page 100, we note your disclosure stating that the fair value of impaired loans is "generally based upon current appraisals, comparable sales, and other estimates of value obtained principally from independent sources, adjusted for selling costs."  Please tell us under which circumstances you do not base fair value on the aforementioned items and if there were any significant deviations from your normal methods of determining fair value during the periods presented.

6. On page 52, we note your disclosure stating the market values on your impaired loans are updated by using independent appraisals which are "updated in accordance with our reappraisal policy." Tell us and revise your future filings to explain when you obtain updated real estate appraisals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief